                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                         Commission File Number: 0-17000

                           A. Full title of the Plan:

            Commercial Bank Employee Savings and Stock Ownership Plan

 B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                    Commercial National Financial Corporation
                                101 N. Pine River
                             Ithaca, Michigan 48847
                                 (989) 875-4144

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator of Commercial Bank
Employee Savings and Stock Ownership Plan
Ithaca, Michigan


We have audited the accompanying statements of net assets available for benefits of the Commercial Bank Employee Savings and Stock Ownership Plan ("the Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.





                                                Crowe Chizek and Company LLC
Grand Rapids, Michigan
April 25, 2003








                                                                              2.

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           COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

                                                                       2002             2001
                                                                       ----             ----
ASSETS
     Investments, at fair value (Note 4)
         Common stock                                             $   1,442,814    $   1,182,092
         Pooled separate accounts                                     1,578,062                0
         Mutual funds                                                         0        1,657,248
                                                                  -------------    -------------
                                                                      3,020,876        2,839,340

     Receivables
         Participant contributions                                       14,917            6,103
         Employer contribution                                          130,549          123,234
         Dividend receivable                                             17,551
                                                                  -------------    -------------
                                                                        163,017          129,337
                                                                  -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS                                 $   3,183,893    $   2,968,677
                                                                  =============    =============











                See accompanying notes to financial statements.



                                                                              3.

           COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002


ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
     Investment income (loss)
         Net depreciation in fair value of investments (Note 4)                             $    (152,123)
         Dividends -- cash                                                                         84,614
         Dividends - stock                                                                         83,453
                                                                                            -------------
                                                                                                   15,944

     Contributions
         Participants                                                                             229,486
         Employer                                                                                 130,549
                                                                                            -------------
                                                                                                  360,035
                                                                                            -------------

Total additions                                                                                   375,979

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Benefits paid to participants                                                                160,763
                                                                                            -------------
         Total deductions                                                                         160,763
                                                                                            -------------

NET INCREASE                                                                                      215,216

Net assets available for benefits
     Beginning of year                                                                          2,968,677
                                                                                            -------------

     End of year                                                                            $   3,183,893
                                                                                            =============



                See accompanying notes to financial statements.

                                                                              4.

           COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001



NOTE 1 - DESCRIPTION OF PLAN

The following description of the Commercial Bank Employee Savings and Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Commercial Bank (the
Bank), effective January 1, 1997. The Plan is a defined contribution plan, which covers all employees who have completed 90 days of employment and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement, which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2002, the Bank made matching contributions equal to 100% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions and the employer matching contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump sum. A participant may receive the portion of his or her account invested in Commercial National Financial Corporation common stock in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.


                                  (Continued)




                                                                              5.

           COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Commercial National Financial Corporation common stock is stated at fair value using quoted market prices. All other investments are held by an insurance company designated by the Plan administrator. The fair values of the participation units owned by the Plan in insurance company pooled separate accounts are based on quoted redemption values as of the last business day in the Plan's year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan has investments in pooled separate accounts and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2002 and 2001, 45.6% and 39.8% of the Plan's assets were invested in Commercial National Financial Corporation common stock.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.


                                  (Continued)






                                                                              6.

           COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001



NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                          December 31,
                                                                                     2002              2001
                                                                                     ----              ----
         MUTUAL FUNDS
          George Putnam Fund of Boston, 16,499 shares                                             $   275,963
          Putnam Growth and Income fund, 26,729 shares                                                472,658
          Putnam Investors fund, 29,687 shares                                                        341,798
          Putnam OTC & Emerging Growth fund, 20,623 shares                                            153,857
          Putnam International Growth fund, 9,331 shares                                              184,068

         POOLED SEPARATE ACCOUNTS -- MINNESOTA LIFE INSURANCE COMPANY
          Money market fund, 163,747 units                                       $    233,152
          Life Strategy I fund, 119,054 units                                         165,198
          Life Strategy II fund, 395,003 units                                        586,416

         COMMON STOCK
         Commercial National Financial Corporation common stock,
          125,462 and 118,264 shares, respectively                                  1,442,814       1,182,092


During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $152,123 as follows:

              Pooled separate accounts                                            $  (264,890)
              Common stock                                                            112,767
                                                                                  -----------

                                                                                  $  (152,123)
                                                                                  ===========


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of pooled separate accounts managed by Minnesota Life Insurance Company. Minnesota Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Professional fees for the administration and audit of the Plan are paid by the Bank.

As of February 1, 2002, the trustee of the Plan resolved to change the Plan custodian from Baird to Minnesota Life Insurance Company.







                                                                              7.

           COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001



NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                                           2002             2001
                                                                                           ----             ----

     Baird money market account                                                                        $     86,287
     Pooled separate accounts of Minnesota Life Insurance
      Company                                                                         $  1,578,062
     Commercial National Financial Corporation
      common stock, 125,632 and 118,264 shares                                           1,442,814        1,182,092

The 125,462 and 118,264 shares of Commercial National Financial Corporation common stock held by the Plan as of December 31, 2002 and 2001 represent 3.30% and 3.17% of the Corporation's outstanding shares as of December 31, 2002 and 2001, respectively. During 2002, cash dividends of $65,902 were paid to the Plan by the Corporation. In addition, the Corporation issued a 5% stock dividend, which resulted in 6,158 additional shares in 2002. The number of shares outstanding at December 31, 2001 has been restated to reflect the 2002 stock dividend.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed Commercial National Financial Corporation by letter dated July 26, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. While the Plan has been amended subsequent to this date, the Plan administrator believes that the Plan continues to be designed and operated in accordance with the IRC.




















                                                                              8.

           COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001



NOTE 7 -- EXPLANATION OF DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND AMOUNTS REPORTED ON FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 5500 as of December 31, 2002:

        Net assets available for benefits per the financial statements                             $ 3,183,893
        Participant contributions receivable                                                           (14,917)
        Dividend receivable                                                                            (17,551)
                                                                                                   -----------

           Net assets available for benefits per Form 5500,
            Schedule H, Part I, line 1                                                             $ 3,151,425
                                                                                                   ===========

The following is a reconciliation of other income and contributions per the financial statements for the year ended December 31, 2002, to Form 5500:

        Participant contributions per the financial statements                                     $   229,486
        Less: participant contributions receivable                                                     (14,917)
                                                                                                   -----------

           Participant contributions per Form 5500                                                 $   214,569
                                                                                                   ===========

        Total investment income per the financial statements                                       $    15,944
        Less: dividend receivable                                                                      (17,551)
                                                                                                   -----------

           Other income per Form 5500                                                              $    (1,607)
                                                                                                   ===========

















                                                                              9.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Commercial Bank Employee Savings and
                                           Stock Ownership Plan

Date:  June 27, 2003                       /s/   Jeffrey S. Barker
       -------------                       -------------------------------------
                                           Jeffrey S. Barker, Trustee

Date:  June 27, 2003                       /s/   Patrick G. Duffy
       -------------                       -------------------------------------
                                           Patrick G. Duffy, Trustee

EXHIBITS AND REPORTS ON FORM 11-K:


Exhibit No.       Exhibit Description

   23             Consent of Independent Auditors

   99.1           Certification pursuant to Section 906 of the Sarbanes-Oxley
                  Act of 2002.

   99.2           Certification pursuant to Section 906 of the Sarbanes-Oxley
                  Act of 2002.